SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 1

                               TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                   The Hub Power Company, Ltd.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:

    Thomas C. Havens, Esq.      Frederick F. Nugent, Esq.
    Jones, Day, Reavis & Pogue  Entergy Enterprises, Inc.
    222 East 41st Street        c/o Entergy Wholesale Operations
    New York, New York 10017    20 Greenway Plaza
                                Houston, Texas 77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), hereby notifies the Securities and Exchange Commission that The Hub Power Company, Ltd. relinquishes its status as an affiliate of Entergy which is a "foreign utility company" within the meaning of
Section 33 of the Public Utility Holding Company Act of 1935, as amended.

                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By:   /s/ Joseph L. Blount
                                 Joseph L. Blount
                                 Vice President and Secretary
Dated:  July 15, 2002